SEAWAY VALLEY CAPITAL CORPORATION

10-18 Park Street, 2d Floor

Gouverneur, NY 13642

315-771-3034

July 10, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Michael Moran

    Re:

Seaway Valley Capital Corporation

Form 10-KSB for the fiscal year ended December 31, 2007

Filed April 15, 2008

Form 10-Q for the fiscal quarter ended March 31, 2008

Filed May 20, 2008

Form 8-K/A1

Filed January 18, 2008

File No. 001-11115

Dear Mr. Moran:

This letter is provided in response to your letter addressed to the undersigned dated June 18, 2008.  Responses are set forth below the items noted by the Staff in your letter.

Form 10-KSB December 31, 2007

Item 6. Management's Discussion and Analysis and Plan of Operation, page 12

Results of Operations, page 12

1.

In your discussion on page 13, third paragraph, you disclose an operating loss of $2,904,456 for 2007. This amount does not match the amount reported on your income statement of $2,988,456. Please explain and revise.

Response

The amount on page 13, third paragraph, should read $2,988,456, not $2,904,456. This was an oversight due to the last minute inclusion of a liability that was not updated in management’s discussion and analysis. We will revise the financial statements to correct the error.

2.

We note you disclose income from continuing operations after adjusting for expenses. We believe this measure to be a non-GAAP financial measure. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

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the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

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the economic substance behind management's decision to use such a measure;

*

the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

*

the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

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the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should revise your disclosure to comply with Item 10(e)(l)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures. Additionally, it is unclear why the excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. For example, it is unclear to us why increases in selling, general and administrative expense would not be relevant to investors or why the amortization of debt discount resulting from the issuance of convertible debentures is not relevant for investors considering that the use of these instruments is integral to your survival.   Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Also refer to our guidance on excluding stock-based compensation from non-GAAP measures in SAB Topic 14G. If you propose to change your disclosures in the future, please show us how your disclosures will be revised.

Response

In the amended filing we will exclude non-GAAP financial performance measures. We intend to provide a more detailed explanation of the results of operations, especially in the areas of selling, general and administrative (including non-cash compensation) and other income (expense). Our revision will be as follows:

The Company’s net sales increased to $7,561,222 for fiscal year ended December 31, 2007 from $6,229,002 for fiscal year ended December 31, 2006, an increase of $1,332,220, or roughly 21.4%.  The increase in sales was the result of the acquisition of Hackett’s, which took place on November 7, 2007.  These additional Hackett’s sales helped offset lowered sales at the now ceased WiseBuys division.  These lower sales resulted from management’s decision to significantly lower WiseBuys’ inventory level during late fiscal 2006 and early fiscal 2007 in anticipation of the Hackett’s acquisition.  Management at both Hackett’s and WiseBuys believed that the acquisition would occur in early 2007 and therefore liquidated and failed to replenish WiseBuys merchandise that did not fit with the revised “Hackett’s” format.  The acquisition of Hackett’s was delayed, however, and the lower WiseBuys inventories resulted in significantly lower WiseBuys sales.

Cost of goods sold were disproportionately lower during fiscal 2007 due to higher “third party income” (which have no costs) as a percentage of total revenues in 2007 versus 2006 at our WiseBuys division, as well as strong seasonal margins associated with Hackett’s November-December sales – the only two months accounted for at the

Company.  For this reason, despite a 21.4% increase in sales, our cost of those sales increased by only $84,531 or 2.0% from our cost of sales during fiscal year 2006.  This led to a 61.5% increase in our gross margin to $3,277,326 for fiscal year ended December 31, 2007 from $2,029,637 for fiscal year ended December 31, 2006, which is an increase of $1,247,689.

WiseBuys’ operations in fiscal 2007 and in 2006 created a cash flow need, and capital contributions and profits from the trading activities of Seaway Valley Fund, LLC filled this cash flow need.  Because some of these securities appreciated in value substantially during 2007 and 2006, we realized gains of $527,081 in 2007 and $1,992,359 in 2006 as a result of the sale of these investment securities.

Selling, general and administrative expenses were $6,792,863 for the year ended December 31, 2007 as compared to $3,200,505 for the year ended December 31, 2006, representing an increase of $3,592,358, or 112%. The increase was mainly due to the one-time issuance of stock based bonus’ totaling $2,298,904 to employees in the first and second quarters of 2007. There were no such awards during 2006. Additionally, our selling, general and administrative expenses for the year ended December 31, 2007 include approximately $950,000 in expenses of Hackett’s which we acquired in November 2007.

Other income (expense) decreased to $54,954 for the year ended December 31, 2007 from $887,299 for the year ended December 31, 2006, or a decrease of $832,345 or 93.8%. Included in the decrease was income from the forgiveness of the registration rights penalty in 2006 of $480,290 which did not occur again in 2007. Interest expense increased by $1,017,595 from 2006 to 2007 but was offset partially by the unrealized gains on derivative instruments increase of $679,762. The increased interest was mostly due to the amortization of debt discounts incurred with the issuance of certain convertible debentures while the unrealized gain on derivative instruments was the result of revaluing the potential liability of our convertible debt.

As a result of the foregoing, we incurred a loss from continuing operations of ($2,933,502) in 2007, compared to income of $1,708,790 in 2006.

On July 1, 2007, when Seaway Capital, Inc. acquired control of the Company from GreenShift Corporation, the Company sold its operating businesses to GS CleanTech Corporation, an affiliate of GreenShift, in return for the assumption by GS CleanTech of a $1,125,000 convertible debenture owed by the Company (See Note 15 to the Consolidated Financial Statements).  This sale resulted in a one-time gain on the disposition of the discontinued operations of $1,363,334, which was more than offset by operating losses of that divested division of $2,591,744, which resulted in a net loss from discontinued operations of $1,228,410.

Net income for the fiscal years of 2007 and 2006 was a loss of $5,048,035 and a profit of $745,821, respectively.  The primary drivers for the losses in 2007 were expenses relating to share based compensation, losses from discontinued operations, interest expense related to embedded derivatives and debt discounts, and lower sales relative to expenses at the WiseBuys subsidiary.

Critical Accounting Policies and Estimates, page 14

Intangible Assets, page 15

3.

Your policy does not appear to distinguish between intangible assets not subject to amortization and those subject to amortization while your significant accounting policy on page 26 does.   If upon completion of your analysis of the purchase price of Hackett you determine there is goodwill associated with the acquisition, please clarify this policy in future filings. In doing so provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in impairment to your goodwill balance. If you conclude there is no goodwill and no other significant intangible assets have been purchased we would not expect this policy to be critical to you as it does not appear you have other significant intangible assets.

Response

Our policy for intangible assets will be revised in the amended filing to read the following:

Goodwill and Other Intangible Assets

The Company accounts for its goodwill and intangible assets pursuant to SFAS No. 142, Goodwill and Other Intangible Assets.  Under SFAS 142, intangibles with definite lives continue to be amortized on a straight-line basis over the lesser of their estimated useful lives or contractual terms.  Goodwill and intangibles with  indefinite lives are evaluated  at least  annually  for  impairment  by comparing the asset's  estimated  fair value with its carrying  value,  based on cash flow methodology.

Intangibles with definite lives are subject to impairment testing in the event of certain indicators. Impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted) from an asset are estimated to be less than its carrying value.  The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value.

During 2007, the Company acquired Patrick Hackett Hardware Company. In connection therewith, the Company recognized an excess purchase price of $5.1 million. At December 31, 2007, the Company is in the process of evaluating and allocating the excess purchase price to the assets purchased and assessing goodwill, if any, associated with the acquisition. The Company expects to have its analysis completed by the third quarter of 2008. Should the Company determine goodwill has been recognized upon completion of its analysis, goodwill will be assessed for impairment at least annually or if an impairment indicator is present. Upon determination of impairment, the Company would recognize an impairment expense of the difference between the carrying value and fair value.

If the final analysis results in goodwill, and we expect it will, we will revise the note to meet the requirements noted in your comment as well as SFAS 142.

Item 7. Consolidated Financial Statements, page 16

Consolidated Statements of Income, page 19

4.

We note you disclose stock based compensation as a single line-item. Stock based compensation should be presented in the same line or lines as cash compensation paid to the same employees. Reference is made to SAB 14.F. Please revise.

Response

We will remove the “stock-based compensation” line item from the face of our statements of operations and, instead, reflect the amounts parenthetically in the appropriate captions of the statements. This will be included in the amended filing.

5.

Please explain the circumstances that lead to the recognition of a gain related to the forgiveness of the registration rights penalty in 2006. In your response clarify when the related liability was originally recorded.

Response

In 2006 the Company entered into a convertible debt agreement where the Company was required to file a registration statement no later than April 2006. The Company defaulted on this provision and under the terms of the agreement, the lender was entitled to remedies based on a percentage of the total debt. The Company recorded the liability at the time of the default. In December 2006, the Company received a waiver from the lender forgiving the registration rights penalties and accordingly, the Company recorded income from the forgiveness of those penalties. We were guided by EITF 05-4 “Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19” and believe our accounting for same to be accurate and fairly recorded in accordance with GAAP.

Consolidated Statement of Stockholders' Equity, page 20

6.

Please reconcile the entry for the Series C Preferred Stock issued in connection with October 23, 2007, merger in the 10-KSB with the pro forma combined amounts listed in Form 8-K/A1 filed on January 18, 2008. Please tell us why the actual stockholders' equity amounts in the 10-KSB differ from the pro forma equity amounts.

Response

We will revise the pro forma information and file an amendment on Form 8-K/A-2 that properly states the recording of the Series C Preferred Stock received in the merger.

Note 3 - Acquisitions and Mergers and Excess Purchase Price, page 28

7.

We note the allocation of the purchase price and the excess purchase price differs significantly from what is presented in the pro formas in Form 8-K/A1 filed January 18, 2008. We note the allocation is preliminary, please explain why the allocation is preliminary, when the allocation is expected to finalized and furnish any information that enables us and the readers of your financials to understand the magnitude of changes to your allocation. Reference is made to SAB 2. A. 7.

Response

The allocation of the purchase price in the pro formas was preliminary and was based on estimates that management believed were reasonable. The pro forma included management’s conservative estimate of a fair value for the assets acquired. That estimate represents the difference between the pro forma amounts (estimated allocation of fair value) and the amount reported in form 10-KSB (no allocation for fair value until formally completed). A formal appraisal of assets and identification of intangibles and Goodwill had not been completed as of date of the audited financial statement but is now underway. We expect this allocation of the purchase price to be completed by the quarter ending September 30, 2008 and do not expect the results to be materially different from those disclosed in the pro forma financial statements.

8.

 You disclose that the acquisition by the Company of all the capital stock of WiseBuys Stores, Inc. was treated as a merger under common control for accounting purposes. Please tell us the names of the individuals or entities and percentage interest held by each in the Company and WiseBuys Stores, Inc. prior to the acquisition.

Response

Seaway Capital, Inc., which is 100% owned by Thomas Scozzafava, acquired the outstanding Series B Preferred Stock of GS Carbon Corporation.  The Series B Preferred Shares had economic and voting interest of 80% of the Company.  Thomas Scozzafava is the President and CEO and Chairman of the Company.

At the time of the merger, Thomas Scozzafava was the CFO and controlling shareholder of WiseBuys Stores, Inc.  Just prior to the merger between WiseBuys Stores, Inc. and the Company, WiseBuys Stores, Inc. shareholder ownership was the following:

WiseBuys Series A Preferred Stock	# of Shares	% of Class*
Tom Scozzafava	2,887,198	49.5%
William Scozzafava	560,000	9.6%
Frederick Scozzafava	148,800	2.6%
Dierdre Scozzafava	325,000	5.6%
Ron McDougall	160,000	2.7%
Marilyn Scozzafava	120,000	2.1%
Joe LaChausse	410,000	7.0%
Bruce & Sue LaChausse	39,187	0.7%
Doug LaChausse	46,970	0.8%
Silver Hamilton, LLC	745,161	12.8%
Pat & Leo Visconti	157,290	2.7%
Tony Pistolesi	94,405	1.6%
Ed Martin	47,265	0.8%
Joe Ettore	91,667	1.6%
	5,832,944	100.0%

Note: At the time of the Company merger with WiseBuys Stores, Inc., Series A Preferred Stock was the only class of stock of WiseBuys Stores, Inc.

Note 7 - Stockholders' Equity, page 31

9.

It appears that your preferred stock may be redeemed in cash or converted into a variable number of shares that is determined based upon the stated value as the numerator and a percentage of your stocks fair market value as the denominator. Tell us why you have not presented the preferred stock as a liability in accordance with paragraph 12 of SFAS 150.

Response

There is no provision for the preferred stock to be redeemed in cash. We considered SFAS 150 as it relates to the preferred stock and believe that these instruments fall outside of the scope of the statement. While the preferred stock’s conversion feature is calculated based on a conversion ratio that is inversely related to the stock price, paragraph 12 of SFAS 150 states that “A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability”. The preferred stock in this case, as a freestanding instrument, is an outstanding share that embodies a conditional obligation to issue a variable number of shares, the condition of which is the option of the holder to convert said shares. Upon receipt of a conversion notice, we believe the condition will be met and at that time we will have a liability to convert the shares. Please refer also to Example 3 at paragraph A28 of SFAS 150, which further supports such treatment for an embedded feature in an outstanding share. The preferred stock may be redeemed in the future, but only upon liquidation or termination of the reporting entity, thus it is not a liability under the mandatory redemption provisions of the Statement.

10.

We note your Series C Convertible Preferred Stock is convertible at a discounted rate. Please explain the extent you considered the guidance in paragraph 8 of EITF 98-5.

Response

We reviewed the provisions of EITF 98-5 and the Certificate of Designation of the Series C Preferred Stock and have determined that the stock includes a beneficial conversion feature under paragraph 8. However, in accordance with the guidance in paragraph 13 of EITF 98-5 a security that is convertible from inception but contains conversion terms that change upon the occurrence of a future event (a contingent beneficial conversion feature) should be measured at the commitment date but not recognized in earnings until the contingency is resolved. In addition, pursuant to EITF 00-27 Issue 7 (paragraph 23), “The Task Force reached a consensus that if the terms of a contingent conversion option do not permit an issuer to compute the number of shares that the holder would receive if the contingent event occurs and the conversion price is adjusted, an issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price.” We believe the preferred stock contains a contingent beneficial conversion feature since the number of shares to be issued are variable and outside our control. Upon receipt of a conversion notice, we believe the contingency will be met and we will recognize the incremental intrinsic value and any preferred dividends in accordance with EITF 98-5.

Stock Based Compensation, page 33

11.

We note you account for stock based compensation in accordance with SFAS 123(R). At a minimum please provide the disclosures in paragraphs A240-A241.

Response

We reviewed Paragraphs A240-A241 of SFAS 123(R) and believe that, with the exception of paragraph (a), they relate to stock options awarded. The stock based compensation issued was not in the form of options but issuances of the Company’s common stock in exchange for past services. The stock issued was valued at the stock price on the date of the grant in accordance with SFAS 123(R). We made every effort to disclose the significant terms and amounts of the common stock awards in accordance with SFAS 123(R).

Form 10-Q March 31, 2008

Note 5 - Stockholders' Equity, page 9

Stock Based Compensation, page 9

12.

Please explain whether shares granted during the three months ended March 31, 2008, were issued in exchange for services and if so, how much compensation expense was recorded.

Response

During the quarter ended March 31, 2008, the Company did not issue any shares in exchange for services. The only shares issued as compensation were subsequent to March 31, 2008 and appropriately appear in Note 9 “Subsequent Events” in the March 31, 2008 10Q.

Note 9 - Subsequent Events, page 12

13.

We note your merger with North Country Hospitality and the related Form 8-K filed April 21, 2008. Please explain when you anticipate filing the financials required by Regulation S-X 8-04 and 8-05.

Response

We intend to file Form 8-K as it relates to the North Country Hospitality merger no later than August 14, 2008. We are in the process of obtaining the audited financial statements for the entity and completing the pro forma financial statements.

Form 8-K/A1 filed January 18, 2008

Pro Forma Consolidated Balance Sheet

14.

We note you prepared a pro forma balance sheet for the October 23, 2007, transaction involving the acquisition of WiseBuys Stores, Inc.  Please reference each adjustment to a note that clearly explains the assumptions involved. Reference is made to Reg. S-X 11-02(b)(6).

Response

We will revise the pro forma information and file an amendment on Form 8K/A-2 that references and describes the assumptions relating to the merger of the Company with WiseBuys Stores Inc.

Pro Forma Consolidated Income Statements

15.

Please revise your notes to disclose your assumptions used to determine your interest expense adjustments, including the interest rate used. If interest rates can vary from those depicted, disclose the effect on income of 1/8 percent variance in interest rates.

Response

We will revise the pro forma information and file an amendment on Form 8K/A-2 that discloses that the interest rates related to the interest assumptions are fixed rates.

16.

We note your adjustments include an expense related to an obligation for postretirement benefits. Please explain to us how this expense is attributable to the transaction.

Response

We will revise the pro forma information and file an amendment on Form 8K/A-2 that discusses the postretirement benefits to be provided as part of the acquisition of Hackett's by the Company.

Acknowledgement

The undersigned, as Chief Executive Officer of Seaway Valley Capital Corporation, hereby acknowledges that:

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 Seaway Valley Capital Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Seaway Valley Capital Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava

Chief Executive Officer